INFRASTRUCTURE DEVELOPMENTS CORP.

13800 Coppermine Road, 2nd Floor
Herndon, Virginia 20171

(703) 574-3211

May 24, 2010

Yolanda Crittendon

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Business Services

100 F Street, NE

Washington, DC 20549-3561

Re:     1st Buy and Sell Ltd.

     Form 10-K for the Fiscal Year Ended June 30, 2009
     Form 10-Q for the Fiscal Quarters Ended September 30, 2009 and December 31, 2009

     File No. 000-52936

Dear Ms. Crittendon:

Thank you for your comments dated April 9, 2010, in respect to certain filings for 1st Buy and Sell Ltd., now known as Infrastructure Developments Corp. (the “Company”), on Form 10-K for the fiscal year ended June 30, 2009 and Form 10-Q for the fiscal quarters ended September 30, 2009 and December 31, 2009

We do hereby submit this response letter and have also filed this response letter with the Securities and Exchange Commission electronically.

Please direct copies of all responses and any additional comments to the Company:

Infrastructure Developments Corp.

13800 Coppermine Road, 2nd Floor
Herndon, Virginia 20171

Attn: Mr. Thomas Morgan

Telephone: (703) 574-3211

Facsimile: (202) 403-3950

The following are our detailed responses to your comments.

Form 10-Q for the quarters ended September 30, 2009, and December 31, 2009

1.     Refer to the Form 10-Q for the quarters ended September 30, 2009 and December 31, 2009. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response:

     We do hereby confirm that in future filings the Company will not include the certifying individual’s title at the beginning of the certification that is required by Exchange Act Rule 13a-14(a).

In connection with the Company’s response to these comments, we confirm the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filings please contact us.

Best regards,

/s/ Tom Morgan

Tom Morgan, chief executive officer and director